UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ForeverGreen Worldwide Corporation

(Name of Issuer)

Common

(Title of Class of Securities)

34630A 10 4

(CUSIP Number)

Ronald Williams, President

ForeverGreen Worldwide Corporation

972 North 1430 West, Orem, Utah 84057

               (801) 655-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box [   ]

Cusip No.   34630A 10 4

1.     Name of Reporting Persons:    George H. Brimhall and Brenda J. Brimhall

2. Check the Appropriate Box If a Member of a Group	(a) [ ] (b) [ ]

3.     SEC Use Only

4.     Source of Funds: OO and PF

5.     Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [   ]

6.     Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 3,730,625
9. Sole Dispositive Power 0
10. Shared Dispositive Power 3,730,625

11.     Aggregate Amount Beneficially Owned by Each Reporting Person            3,730,625

12.     Check If the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13.     Percent of Class Represented by Amount in Row (11)        26.7%

14.     Type of Reporting Person     IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $.001, of ForeverGreen Worldwide Corporation, a Nevada corporation.  The principal executive offices are located at 972 North 1430 West, Orem, Utah 84057.

Item 2.  Identity and Background

This statement is filed by George H. Brimhall and Brenda J. Brimhall, husband and wife (the “Brimhalls”), with a mailing address of 9445 Metro Parkway East, Phoenix, Arizona 85051.  Neither individual has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction.

Item 3.  Source and Amount of Funds or Other Consideration

In December 2006 the ForeverGreen Worldwide Corporation, formerly Whole Living, Inc. agreed to acquire
ForeverGreen International LLC.   The Brimhall’s were members of ForeverGreen International LLC.   As a result of
this transaction, on February 15, 2007, the Brimhall’s acquired beneficial ownership of 2,996,875 shares of common stock of ForeverGreen Worldwide Corporation.

During 2002 through 2006 the Brimhall’s loaned an aggregate of $1,831,204 at 10% interest to ForeverGreen
International LLC.  On February 23, 2007 the board of directors of ForeverGreen Worldwide Corporation issued
733,500 shares of common stock to the Brimhall’s in satisfaction of the related promissory notes totaling
$1,467,500.

Item 4.  Purpose of Transaction

The purposes of the transactions were to complete the acquisition of ForeverGreen International LLC by
ForeverGreen Worldwide Corporation, formerly Whole Living, Inc., and to settle notes payable of ForeverGreen
Worldwide Corporation.

Item 5.  Interest in Securities of the Issuer

The Brimhall’s jointly hold 1,824,660 shares representing 13.1% of the 13,981,141 issued and outstanding on
February 23, 2007.  They also beneficially hold 1,905,965 shares, or 13.6% of the issued and outstanding, in a trust.

Item 6.   Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Brimhall’s are not a party to any contract, arrangement, understanding or relationship related to the securities of
ForeverGreen Worldwide Corporation that is required to be disclosed by Item 6 of Schedule 13D.

Item 7.  Materials to Be Filed as Exhibits

99.1

Share Exchange Agreement between Whole Living and ForeverGreen International, LLC, dated December
14, 2006 (Incorporated by reference to exhibit 2.1 for Form 8-K, as amended, filed by Whole Living, Inc.
December 18, 2006)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 2-26-07

/s/ George H. Brimhall

George H. Brimhall

Date   2-26-07

/s/ Brenda J. Brimhall

Brenda J. Brimhall

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C, 1001)